EXHIBIT 21

SUBSIDIARIES

Name	Jurisdiction of Organization
Instacash Pty Ltd.	Australia
(As of 9/30/14 - 80% owned by Kibush Capital Corporation; as of the date of this report, the Company has no ownership interest in Instacash)

Aqua Mining (PNG) Limited	Independent State of Papua New Guinea
(90% owned by Kibush Capital Corporation)

Angel Jade Pty Ltd.	Australia
(70% owned by Kibush Capital Corporation)